                                                                    EXHIBIT 99.2

SMARTLOGIK GROUP PLC

2001 Q2 RESULTS & INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2001

London, England - 7/th/ August 2001: Smartlogik Group plc (LSE: SLK; NASDAQ:
SLGK) the provider of knowledge management and information discovery solutions, today announced second quarter results for the three month period ending June 2001, and interim results for the six months to 30 June 2001.

The refinancing of the Group (previously called Bright Station plc), its restructuring as a pure knowledge management and information discovery solutions business though the Group's then subsidiary Smartlogik Ltd., the change of name to Smartlogik Group plc, and the appointment of the Directors of Smartlogik Ltd. to the Group Board, were approved by shareholders at the Extraordinary General Meeting on 6 July.

The results reported today therefore reflect the period prior to the restructuring, refinancing and management changes taking effect.

Stephen Hill, Chief Executive of Smartlogik Group plc, commented:

"These results represent something of a historical footnote, reflecting the period prior to the completion of the wide ranging changes to the Group's structure, financial profile and senior management. I would like to record my thanks to those staff and advisors who succeeded in closing or disposing so quickly of those other businesses that previously comprised Bright Station plc.

"Despite the considerable disruption and uncertainty during the period, Smartlogik continued to make important operational progress on a number of fronts, increasing the number and breadth of our customers and delivering significant product enhancements to those customers. The Smartlogik business has traded satisfactorily given the uncertainty during the last quarter regarding the financial future of the company. My fellow Directors and I are firmly of the opinion that we are now in an excellent position to move forward under new management and in an exciting and growing market sector.

"We recognise that the IT industry is currently experiencing difficult times with many companies delaying or deferring expenditure on new systems unless there is a relatively short-term payback. However, we believe we have recognized the trend early and have consequently taken steps to ensure that we emphasize in our negotiations our ability to generate a real and substantive ROI for our customers. We have also focused our sales efforts on those organisations for which information management is mission-critical. To date, the Board has been encouraged by the customer response to these initiatives. I look forward in my new role to being able to report continuing progress in the future"

For further information, please contact:

Smartlogik Group plc                                 020 7930 6900
Stephen Hill, Chief Executive
Simon Canham, Finance Director

Hogarth Partnership                                  020 7357 9477
John Olsen
Tom Leatherbarrow
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                                       2


Results summary

Group (all businesses within the former Bright Station plc)

Group turnover for the six months to 30 June 2001 was (pounds)4.78 million (2000: (pounds)52.56 million). Turnover in the first half of 2000 included revenues of the information services division of Bright Station plc, divested in May 2000. Operating losses were (pounds)13.98 million (2000: (pounds)5.29 million).

As a part of the recent restructuring process, the disposal or closure of all Bright Station businesses apart from Smartlogik was initiated during the period. The final steps in this process, the closure of the Sparza and OfficeShopper businesses, were completed in June 2001. The Board will be attempting to dispose of the remainder of the Sparza technology assets. Webtop, the search engine business, was incorporated into Smartlogik during the period.

Group pre-tax loss for the period was (pounds)16.61 million (2000:
(pounds)112.02 million). The loss for the first half of 2000 included a (pounds)100.43 million loss on the disposal of the information services division.

Continuing business (Smartlogik Group plc)

Turnover for the continuing business for the six months to 30 June 2001 rose 56% to(pounds)3.95 million (2000:(pounds)2.52 million). Gross margins for the period were 89.4% (2000: 88.5%). Operating losses were(pounds)11.2 million (2000:(pounds)4.04 million). 2001 includes(pounds)1.6 million of exceptional refinancing costs.

Turnover for the second quarter, at (pounds)1.65 million, was 28% lower than the first quarter, reflecting the considerable disruption and uncertainty associated with the restructuring and refinancing process. Gross margins for the second quarter were 89.0%, ahead of the 88.6% recorded in the first quarter.


NASDAQ Listing: Future reporting calendar

In line with the requirements of the London Stock Exchange and in order to reduce administrative overheads, it is the Company's intention to revert to six monthly, rather than quarterly reporting with immediate effect. The next results reported therefore will be the preliminary results for the year to 31 December 2001, which the Company expects to announce by the end of March 2002.

Additionally, the Company intends to amend the ratio of Ordinary shares underlying its American Depositary Shares listed on NASDAQ from 1:4 to 1:40 (ADS:Ord. shares) in order to ensure compliance with the Bid Price maintenance standard of the NASDAQ market. Further details of this change and the relevant record date will be announced in due course as soon as the necessary administrative and regulatory steps are completed.

                                    -ENDS-
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                                       3


NOTES TO EDITORS:

Smartlogik - business and strategy

Smartlogik is a knowledge management solutions business, providing intelligent information solutions and consultancy services to organisations, internationally.

Smartlogik enables organisations to reduce administrative costs, enhance staff productivity and create real competitive advantage through the implementation of intelligent search and tailored categorisation solutions designed to leverage human insight and expertise. Smartlogik's solutions are tailored to meet the unique requirements of each customer.

Smartlogik's search and categorisation solutions are used as core technologies for a variety of knowledge management applications such as customer relationship management, document management, content management, customer intelligence, risk management, business intelligence, human resources and enterprise resource planning.

Smartlogik's solutions are highly scalable and designed to be readily integrated with other applications.

Smartlogik's strategy is to generate increasingly profitable growth from its solutions by:

 .    focusing on selected vertical markets for whom extracting full value from enormous volumes of information is mission-critical. The market sectors on which particular emphasis is currently being placed are the media, financial services, life sciences, directories and government markets;

 .    selling directly in the UK and the US and, in other territories, through appointed Master Resellers with local market knowledge and expertise. Smartlogik's approach is to work closely with each Master Reseller to drive maximum value out of the relationship for all parties involved;

 .    using a `sell with' approach to partnerships by marketing and selling with a managed number of key partners within the areas of Smartlogik's focus. This select group of partners includes specialist hardware vendors, applications vendors, systems integrators and professional services firms. Smartlogik's approach is to dedicate resources to work closely with these select group of partners to drive maximum value out of each relationship;

 .    leveraging the intellectual property and expertise contained within key existing customer applications;

 .    providing customers with consultancy services designed to enable them to leverage maximum benefit from their overall knowledge management strategies;

 .    expanding the provision of `managed services' within select vertical markets; and

 .    expanding the product suite through developing or acquiring technologies and applications around Smartlogik's core search and structure technologies.

Smartlogik has 168 staff with offices in London, Cambridge (UK), Alexandria
(USA) and San Francisco, and representation in Oslo and Madrid.
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                                       4

Smartlogik Group plc
Consolidated Profit And Loss Account (unaudited)
For the 3 months ended 30 June 2001

                                                Continuing   Discontinued                  Continuing    Discontinued
                                                operations    operations       Total       operations     operations      Total

                                               ------------  ------------  -------------  -------------  ------------  ------------
                                                   2001           2001         2001           2000           2000          2000
                                               ------------  ------------  -------------  -------------  ------------  ------------
                                               (pounds)000   (pounds)000    (pounds)000    (pounds)000    (pounds)000   (pounds)000

Turnover                                              1,652            86          1,738          1,413        11,294        12,707
Cost of sales                                          (180)          (72)          (252)          (144)       (5,233)       (5,377)

                                               ------------  ------------  -------------  -------------  ------------  ------------
Gross profit                                          1,472            14          1,486          1,269         6,061         7,330

Distribution costs                                   (1,540)         (106)        (1,646)          (350)       (1,965)       (2,315)
Administrative expenses
     Exceptional refinancing costs                   (1,162)            -         (1,162)             -             -             -
     Other                                           (5,558)         (970)        (6,528)        (4,748)       (5,111)

                                               ------------  ------------  -------------  -------------  ------------  ------------
Operating loss                                       (6,788)       (1,062)        (7,850)        (3,829)       (1,015)       (4,844)

Exceptional items
     Restructuring costs                               (851)       (1,458)        (2,309)             -             -             -
     Loss on disposal of Information Services
      Division                                            -             -              -              -         5,614         5,614

                                               ------------  ------------  -------------  -------------  ------------  ------------
Loss on ordinary activities after exceptional
 items                                               (7,639)       (2,520)       (10,159)        (3,829)        4,599           770
                                               ------------  ------------                 -------------  ------------

Interest receivable                                                                   58                                        226
Amounts written off investments                                                     (310)                                         -
Interest payable                                                                     (27)                                    (1,906)

                                                                           -------------                               ------------
Loss on ordinary activities before taxation                                      (10,438)                                      (910)

Taxation on loss on ordinary activities                                                -                                         11

                                                                           -------------                               ------------
Loss on ordinary activities after taxation                                       (10,438)                                      (899)

Minority equity interests                                                              -                                        (16)

                                                                           -------------                               ------------
Retained loss                                                                    (10,438)                                      (915)
                                                                           -------------                               ------------


                                                                           -------------                               ------------
Loss per share (pence)                                                              (6.0)                                      (0.6)
                                                                           -------------                               ------------

Shares used in computing loss per share
 (thousands)                                                                     172,615                                    165,871

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                                       5

Smartlogik Group plc
Consolidated Profit And Loss Account (unaudited)
For the 6 months ended 30 June 2001

                                                 Continuing   Discontinued                Continuing  Discontinued
                                                 operations    operations      Total      operations   operations     Total

                                                 -----------  ------------  -----------  -----------  ------------  -----------
                                                     2001         2001          2001         2000         2000         2000
                                                 -----------  ------------  -----------  -----------  ------------  -----------

                                                 (pounds)000  (pounds)000   (pounds)000  (pounds)000   (pounds)000  (pounds)000
Turnover                                              3,945           834         4,779        2,515        50,045       52,560
Cost of sales                                          (442)         (492)         (934)        (290)      (22,610)     (22,900)

                                                 -----------  ------------  -----------  -----------  ------------  -----------
Gross profit                                          3,503           342         3,845        2,225        27,435       29,660

Distribution costs                                   (3,251)         (281)       (3,532)        (560)       (7,800)      (8,360)
Administrative expenses
   Exceptional refinancing costs                     (1,162)            -        (1,162)           -             -            -
   Other                                            (10,243)       (2,888)      (13,131)      (5,728)      (20,866)     (26,594)

                                                 -----------  ------------  -----------  -----------  ------------  -----------
Operating loss                                      (11,153)       (2,827)      (13,980)      (4,063)       (1,231)      (5,294)

Exceptional items
   Restructuring costs                                 (851)       (1,458)       (2,309)           -             -            -
   Loss on disposal of Information Services
    Division                                              -             -             -            -      (100,431)    (100,431)

                                                 -----------  ------------  -----------  -----------  ------------  -----------
Loss on ordinary activities after exceptional
 items                                              (12,004)       (4,285)      (16,289)      (4,063)     (101,662)    (105,725)
                                                 -----------  ------------               -----------  ------------

Interest receivable                                                                 201                                     306
Amounts written off investments                                                    (491)                                      -
Interest payable                                                                    (30)                                 (6,601)
                                                                            -----------                             -----------
Loss on ordinary activities before taxation                                     (16,609)                               (112,020)

Taxation on loss on ordinary activities                                               -                                    (271)

                                                                            -----------                             -----------
Loss on ordinary activities after taxation                                      (16,609)                               (112,291)

Minority equity interests                                                             -                                     (37)

                                                                            -----------                             -----------
Retained loss                                                                   (16,609)                               (112,328)
                                                                            -----------                             -----------

                                                                            -----------                             -----------
Loss per share (pence)                                                             (9.6)                                  (70.0)
                                                                            -----------                             -----------

Shares used in computing loss per share (thousands)                             172,615                                 160,466

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                                       6


Smartlogik Group plc
Consolidated Balance Sheet (unaudited)
As at 30 June 2001

                                                    30 June          30 June       31 December
                                                      2001             2000            2000
                                                  (pounds)000      (pounds)000     (pounds)000
FIXED ASSETS
Intangible assets                                         -             300               -
Goodwill                                              2,303           6,498           2,364
Tangible assets                                       1,694           2,275           1,445
Investments                                             190           3,424             600
                                                 ---------------------------------------------
                                                      4,187          12,497           4,409
                                                 ---------------------------------------------

CURRENT ASSETS
Debtors                                               3,501           8,484           3,310
Cash at bank and in hand                              2,060          20,128          16,334
                                                 ---------------------------------------------
                                                      5,561          28,612          19,644

CREDITORS (amounts falling
due within one year)                                 (9,299)         (4,392)         (7,354)
                                                 ---------------------------------------------

NET CURRENT (LIABILITIES)/ASSETS                     (3,738)         24,220          12,290
                                                 ---------------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                   449          36,717          16,699

CREDITORS (amounts falling due after more
than one year)                                         (351)              -             (17)

PROVISIONS FOR LIABILITIES AND CHARGES                    -            (851)              -

                                                 ---------------------------------------------

                                                         98          35,866          16,682

                                                 ---------------------------------------------

CAPITAL AND RESERVES
Called up share capital                               1,733           1,726           1,726
Share premium account                               184,184         184,067         184,057
Shares to be issued                                       -             134             134
Profit and loss account                            (185,819)       (150,061)       (169,235)

                                                 ---------------------------------------------

Total equity shareholders' funds                         98          35,866          16,682

                                                 ---------------------------------------------

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                                       7

Smartlogik Group plc
Consolidated Cash Flow Statement (unaudited)
For the 6 months ended 30 June 2001

                                                                      2001             2000
                                                                 (pounds)000      (pounds)000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                          (13,704)          (3,095)
                                                                -----------      -----------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                       289              394
Interest paid on bank loans and overdrafts                              (30)          (7,953)
Interest paid on finance leases                                           -              (25)
                                                                -----------      -----------
                                                                        259           (7,584)
                                                                -----------      -----------

TAXATION PAID                                                           (61)            (248)
                                                                -----------      -----------

CAPITAL EXPENDITURE
Payments to develop intangible assets                                     -           (2,907)
Payments to acquire tangible fixed assets                              (934)          (1,994)
Receipts from sale of tangible fixed assets                             330                -
Payments to acquire fixed asset investments                            (220)            (100)
Receipts from sale of fixed asset investments                            69                -
                                                                -----------      -----------
                                                                       (755)          (5,001)
                                                                -----------      -----------

ACQUISITIONS AND DISPOSALS
 Cash transferred with sale of division                                   -           (4,813)
 Payment of deferred consideration                                        -           (1,261)
 Expenses in connection with sale of division                             -           (4,435)
 Proceeds from sale of division                                           -          180,780
                                                                -----------      -----------
                                                                          -          170,271
                                                                -----------      -----------

CASH (OUTFLOW)/INFLOW BEFORE THE USE OF
LIQUID RESOURCES AND FINANCING                                      (14,261)         154,343
                                                                -----------      -----------

FINANCING
 Net proceeds on issue of Ordinary share capital                          -           28,233
 Debt due within one year
  -increase in short term borrowing                                       -                -
  -increase in lease financing                                            -                -
  -repayment of loans                                                               (172,522)
 Debt due after one year                                                  -
  -increase in short term borrowing                                       -                -
  -increase in lease financing                                            -                -
  -repayment of loans                                                     -                -
 Expenses on raising of debt                                              -
 Repayment of capital element of finance lease rental payments          (12)            (642)
                                                                -----------      -----------
                                                                        (12)        (144,931)
                                                                -----------      -----------

(DECREASE)/INCREASE IN CASH                                         (14,273)           9,412
                                                                -----------      -----------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
IN NET FUNDS/(DEBT)
  Increase/(decrease) in cash in the period                         (14,273)           9,412
  Cash used to decrease lease financing                                  12              642
  Cash used to repay loans                                                -          172,522
                                                                -----------      -----------

  Change in net (debt)/funds resulting from cash flows              (14,261)         182,576
  Other non-cash changes (ie amortisation of debt fees)                   -           (6,125)
  Finance leases transferred with disposal of division                    -            5,724
  Translation differences                                                 -           (5,068)
                                                                -----------      -----------

Movement in net funds/(debt) in period                              (14,261)         177,107
Net funds/(debt) at beginning of period                              16,297         (156,979)
                                                                -----------      -----------
Net funds at end of period                                            2,036           20,128
                                                                -----------      -----------

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                                       8

Smartlogik Group plc
For the 6 months ended 30 June 2001

  1  Analysis of Revenues

                             -------------------------------------------------------------------------------
                                                                    2000
                             -------------------------------------------------------------------------------

                                 Qtr 1             Qtr 2            Qtr 3           Qtr 4           Total
                             (pounds)000       (pounds)000      (pounds)000     (pounds)000      (pounds)000
Continuing Operations
    Smartlogik                   691              994             1,017            1,441             4,143
    Other                        411              419               476              498             1,804
                             -------------------------------------------------------------------------------
Total continuing operations    1,102            1,413             1,493            1,939             5,947

Discontinued operations       38,751           11,294               875              775            51,695
                             ------------------------------------------------------------------------------
Total revenues                 9,853           12,707             2,368            2,714            57,642
                             ------------------------------------------------------------------------------

                             ------------------------------------------------------------------------------
                                                                  2001
                             ------------------------------------------------------------------------------

                                 Qtr 1            Qtr 2            Qtr 3           Qtr 4            Total
                             (pounds)000       (pounds)000      (pounds)000      (pounds)000     (pounds)000
Continuing Operations
    Smartlogik                 1,746            1,174                                                2,920
    Other                        547              478                                                1,025
                             ------------------------------------------------------------------------------

Total continuing operations    2,293            1,652                 -                -             3,945

Discontinued operations          748               86                                                  834
                             ------------------------------------------------------------------------------
Total revenues                 3,041            1,738                 -                -             4,779
                             ------------------------------------------------------------------------------

  2 Reconciliation of operating loss to net cash outflow from operating activities

                                                                       30 June               30 June
                                                                          2001                  2000
                                                                   (pounds)000           (pounds)000
     Operating loss
                                                                     (13,980)                (5,294)
     Depreciation charges                                                468                  2,145
     Amortisation of goodwill                                             62                    302
     Amortisation of development costs                                     -                  3,862
     Loss on disposal of fixed asset investments                          61                      -
     Profit/(loss) on disposal of tangible fixed assets                   13                    209
     Increase in debtors                                                (448)                (2,386)
     Increase/(decrease) in creditors                                    164                 (1,237)
     Exchange variances                                                    3                   (230)
     Cash cost of restructuring                                          (47)                  (472)
     Other working capital movements                                       -                      6

     Net cash outflow from operating activities                      (13,704)                (3,095)

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                                       9

Smartlogik Group plc
For the 6 months ended 30 June 2001 (unaudited)


   3    Discontinued Activities

        Amounts classified in the quarter as discontinued activities represent the operations of the Sparza and Officeshopper trading entities, which were either terminated or disposed of during the quarter.

   4    Exceptional items

        Exceptional items represent costs incurred in restructuring the group through the termination or disposal of trading activities and the curtailment of head office operations. These costs are primarily in respect of redundancies, professional fees and property costs.

   5    Post Balance Sheet Events

        At an extraordinary general meeting held on the 6th July 2001, a placing an open offer for (pounds)13.5 million ((pounds)12 million net of expenses) was approved by the shareholders. Funds were received on the 11th July 2001.


These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended 31 December 2000 have been reported on by PricewaterhouseCoopers and are in the process of being filed with the Registrar of Companies. The audit report was unqualified but contained an explanatory paragraph relating to a fundamental uncertainty concerning the going concern basis of preparation for the financial statements being dependent upon the successful completion of the Placing and Open offer.